------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  Way             Stephen              L.       HCC INSURANCE HOLDINGS, INC. (HCC)              to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
   13403 Northwest Freeway                        Person, if an entity      September, 2001     ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
 Houston             TX              77040                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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Common Stock                   09/27/01      M            4,800     A       $7.70
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                               09/27/01      M           75,000     A      $17.75
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                               09/27/01      M          200,000     A     $12.0625
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                               09/27/01      M           75,000     A     $12.0625
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                               09/27/01      D          350,000     D     $25.6489     3,571,027           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option to Purchase              $7.70   09/27/01     M                   4,800    Note  6/20/    Common      16,000
(Note 1)                                                                          1     05       Stock
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Option to Purchase             $22.50                                            01/02  01/02/   Common     387,500
(Note 2)                                                                         /98    07       Stock
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Option to Purchase             $16.50                                             Note  01/02/   Common     450,000
(Note 3)                                                                          3     08       Stock
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Option to Purchase             $17.75   09/27/01     M                  75,000   12/31  12/31    Common      75,000
(Note 4)                                                                         /98    04       Stock
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Option to Purchase            $16.375                                            02/12  01/02/   Common     200,000
(Note 4)                                                                         /99    05       Stock
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Option to Purchase           $12.0625   09/27/01     M                 200,000    Note  6/20/    Common     600,000
(Note 5)                                                                          5     06       Stock
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Option to Purchase           $12.0625   09/27/01     M                  75,000   01/05  01/05/   Common      75,000
(Note 4)                                                                         /00    05       Stock
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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              0               D
-------------------------------------------------------------------------------------------------------
        387,500               D
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        150,000               D
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              0               D
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        200,000               D
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        400,000               D
-------------------------------------------------------------------------------------------------------
              0               D
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Explanation of Responses:  SEE ATTACHMENT

                                                                                              Stephen L. Way

                                                                                          /s/ Stephen L. Way              09/27/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                              ATTACHMENT TO FORM 4

Item 1:           Way, Stephen L.
                  13403 Northwest Freeway
                  Houston, TX 77040

Item 2:           HCC Insurance Holdings, Inc. (HCC)

Item 4:           September, 2001


                                    Table II
                            EXPLANATION OF RESPONSES

Note 1. Option to Purchase granted pursuant to 1995 Flexible Incentive Plan. The options vest over a 60-month period, the aggregate number of shares purchasable as follows: 6/20/96 - 1,600; 6/20/97 - 4,000; 6/20/98 - 7,200; 6/20/99 - 11,200;
                  6/20/00 - 16,000.

Note 2.           Option to Purchase granted pursuant to 1995 Flexible Incentive
                  Plan.

Note 3. Option to Purchase granted pursuant to 1997 Flexible Incentive Plan. The options vest over a 12-month period, the aggregate number of shares purchasable as follows: 1/7/98 - 300,000; 12/31/98 - 450,000

Note 4.           Option to Purchase granted pursuant to 1997 Flexible Incentive
                  Plan.

Note 5. Option to Purchase granted pursuant to 1997 Flexible Incentive Plan. The options vest over a 3 year period, the aggregate number of shares purchasable as follows: 1/1/01 - 200,000; 1/1/02 - 400,000; 1/1/03 600,000.


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